

June 25, 2010

Via U.S. Mail and Facsimile at (312) 676-6862

Eric D. Belcher
Chief Executive Officer and President
Innerworkings, Inc.
600 West Chicago Avenue, Suite 850
Chicago, IL 60654

> **Re:** **Innerworkings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 9, 2010**
> **File No. 000-52170**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2010**
> **File No. 000-52170**

Dear Mr. Belcher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Cover Page

1. In future filings, please revise your cover page to indicate whether you are a shell company as defined in Rule 12b-2 of the Exchange Act. Refer to Form 10-K.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Proposal 1: Election of Directors, page 3</u>

<u>Nominees, page 3</u>

2. In future filings, please revise this section to include a brief discussion of each director's or person nominated or chosen to become a director's specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor